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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January  , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES Q4 AND ANNUAL 2021 PRODUCTION RESULTS

Toronto, Ontario – January 17, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce Q4 and annual 2021 production results from the Platosa Mine in Durango, Mexico.

2021 Production (compared to 2020)

●	Silver equivalent (“AgEq”) production increased 25% to 2.0 million oz (2020 – 1.6 million AgEq oz), including:
○	Silver production increased 20% to 1.2 million oz (2020 – 1.0 million oz)
○	Lead production increased 17% to 7.6 million lb (2020 – 6.5 million lb)
○	Zinc production increased 20% to 9.0 million lb (2020 – 7.5 million lb)]

Q4 2021 Production (compared to Q4 2020)

●	AgEq production decreased 12% to 492,013 oz (Q4 2020 – 556,332 AgEq oz), including:
○	Silver production decreased 24% to 271,525 oz (Q4 2020 – 355,581 oz)
○	Lead production decreased 23% to 1.7 million lb (Q4 2020 – 2.2 million lb)
○	Zinc production decreased 12% to 2.2 million lb (Q4 2020 – 2.5 million lb)

“Our Mexican operations delivered records for mined and processed tonnage in 2021, along with the most silver ounces produced since 2013,” stated Brendan Cahill, President and CEO. “During Q4, we realized lower production than the very strong Q4 2020 quarter, primarily due to lower ore grades and partially due to seasonal impacts on processing and delivery schedules. At Platosa, we continue work to assess 2022 mine plans and outlook.”

Production Results

	Q4 2021	Q4 2020	2021	2020
Tonnes Mined	20,954	21,455	85,530	66,501
Tonnes Milled	21,309	22,626	86,021	65,567
Ore grades
Silver (g/t)	438	536	494	519
Lead (%)	4.65	5.42	5.01	5.37
Zinc (%)	5.50	6.12	6.03	6.57
Recoveries
Silver (%)	90.5	91.2	89.5	91.4
Lead (%)	78.5	82.9	80.0	83.7
Zinc (%)	83.7	80.1	79.0	78.9
Metal Production(1)
Silver (oz)	271,525	355,581	1,222,991	997,690
Lead (lb)	1,717,525	2,223,465	7,612,332	6,470,637
Zinc (lb)	2,167,840	2,452,728	9,014,028	7,488,825
AgEq (oz)(2)	492,013	556,332	2,017,639	1,639,310
Average Realized Prices
Silver (US$/oz)	23.30	24.46	25.12	21.59
Lead (US$/lb)	1.06	0.87	1.00	0.83
Zinc (US$/lb)	1.53	1.21	1.37	1.08

1.	Subject to adjustment following settlement with concentrate purchaser.
2.	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Consistent throughput continued in Q4 2021, the sixth consecutive quarter of over 20,000 tonnes mined and milled from Platosa following the restart of operations in late Q2 2020. Comparative prior-year results for the year ended December 31, 2020 were impacted by the suspension of operations in Mexico from April 2, 2020 to June 1, 2020 pursuant to the Mexican presidential order to mitigate the spread of COVID-19.

Head grades were lower in Q4 2021 compared to Q4 2020 due to higher mining dilution in narrower sections of the ore body and variation in manto mineralization. Silver and lead recoveries were lower due to lower metal feed grades and flotation performance, while zinc recoveries improved in Q4 2021.

As referenced on January 5, 2022, Excellon continues to assess whether maintaining a consistent production schedule at the Platosa Mine is feasible beyond mid-2022 at achievable dewatering rates and with acceptable capital expenditures.

COVID-19 Update

Excellon continues to benefit from robust measures to prevent COVID-19 among the workforce and to monitor the effectiveness of these measures in mitigating any potential impact on business activities. The Company’s actions have been successful to date and the pandemic has not had any material impact on production or shipment of concentrate. Vaccination programs have progressed well, with 100% and over 96% of the Company’s workforce in Mexico having received first and second vaccinations, respectively. Until recently, the omicron variant of COVID was less prevalent in Mexico than elsewhere, but case counts have increased across the country and in communities near the Company’s operations. To date, no serious cases have been encountered in the Company’s workforce and there has been no impact on the operations. The Company continues to monitor the situation closely and has personnel and operating contingency plans in place to manage daily operations.

Qualified Persons

Paul Keller, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer
Alfred Colas, Chief Financial Officer
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: January 18, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer